Exhibit 99.1

New Gold Announces Start of Production at New Afton Mine in British Columbia

(All figures are in US dollars unless otherwise indicated)

June 29, 2012 — New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces that production at its New Afton Mine has started with the first ore having been processed through the mill circuit on June 28, 2012. New Gold is pleased that the June production start met the company’s originally stated timeline and the commissioning of the mill circuit has been consistent with its expectations. Since the first ore was placed in the mill circuit, the mill has been running on a continuous basis with progressively more ore being added to the circuit. The company anticipates that over the course of the coming weeks, the daily milling rate will continue to increase. New Gold’s target for commercial production at New Afton, defined as 30 days of operation at 60% of capacity, or 6,600 tonnes per day, remains August 2012.

In addition to the recent mill production start, New Afton’s underground mining operations, which began in the fourth quarter of 2011, continue to perform well. The daily mining rate and the growth in the surface ore stockpile are all tracking at or ahead of targeted levels.

New Afton Highlights — Through June 28, 2012

•                  First ore processed through the mill circuit on June 28, 2012

•                  28 drawbells completed project-to-date already ahead of target of 26 drawbells by end of June

•                  Average mining rate over last 30 days in excess of 5,250 tonnes per day, or 47% of the nameplate 11,000 tonne per day capacity

•                  Mining rate on schedule to reach 11,000 tonnes per day in early 2013

•                  Surface ore stockpile of one million tonnes which equates to approximately three months of production at full 11,000 tonne per day capacity

•                  Average stockpile grade of 0.88 grams per tonne gold and 0.94% copper

“After a tremendous amount of hard work on the part of the entire team at New Afton, we are very excited that production has now started. We are proud to be in a position to deliver this project on schedule, and to see it become the fourth operating mine in our portfolio,” stated Robert Gallagher, President and Chief Executive Officer. “New Afton is an important part of the history of our company and we look forward to this mine becoming our most significant cash flow generator.”

New Afton’s total development cost remains approximately C$765 million. The total development cost is net of revenue from gold and copper sales between the start of production and the commencement of commercial production in August.

Consistent with the company’s guidance, New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost(1), net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012. On a co-product basis, the total cash cost(1) in 2012 is expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to come down meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production forecast includes gold and copper produced between mill start-up and commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from commercial production forward are expected to be 20,000 to 30,000 ounces of gold and 20 to 25 million pounds of copper, respectively.

Over its currently estimated 12 year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at a total cash cost(1), net of by-product credits, of approximately ($1,750) per ounce. The total co-product cash cost(1) is expected to be approximately $525 per ounce of gold and $1.15 per pound of copper.

A further benefit of New Afton’s production start is New Gold’s exploration team can now drill the C-zone block of mineralization that lies below and to the side of the New Afton reserve block in an effort to add to the mine’s base 12 year life. The exploration team has previously limited its work on this initiative, as the on-time production start at New Afton has been the company’s priority. New Gold has budgeted $5 million for exploration at New Afton in the second half of 2012 to further explore and delineate the C-zone.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. New Gold’s New Afton project met its targeted June 2012 production start and is scheduled to begin commercial production in August 2012. Together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to,; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

For further information please contact:

Hannes Portmann

Vice President, Corporate Development

Direct: +1 (416) 324-6014

Email: info@newgold.com